MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

February 27, 2014

VIA EDGAR

Mr. Jeffrey Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) and The MainStay
Funds (File No. 033-2610 and File No. 811-04550) (collectively, the “Registrants”)

Dear Mr. Foor:

This letter responds to comments that you provided telephonically on February 4, 2014 regarding Post-Effective Amendment No. 61 and Post-Effective Amendment No. 122 to the Registrants’ registration statements on Form N-1A, each filed on December 20, 2013.

Comment 1: You asked that we revise the Fees and Expenses tables to more clearly indicate the various sub-categories of “Other Expenses”.

Response: We have revised the tables as requested.

Comment 2: You asked that we include the contingent deferred sales charge in the Fees and Expenses tables.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses would be misleading to shareholders. For that reason, the Registrants respectfully decline to make the proposed change.

Comment 3: You asked that we include the row for “5 Years” in the Example table, as per the instructions to Form N-1A.

Response: We have revised the table as requested.

Comment 4: You asked us to confirm that for any Fund with a contractual fee waiver footnote: (i) we indicate that the fee waiver will be in effect for at least one year; and (ii) we indicate any recoupments in the Fees and Expenses Table.

Response: We confirm that all relevant footnotes and tables conform to your comment.

Comment 5: For MainStay U.S. Equity Opportunities Fund and MainStay International Opportunities Fund, you asked that we revise the “Principal Investment Strategies” section to remove the following statement:

“Cornerstone Capital Management Holdings LLC, the Fund’s Subadvisor, shall manage the Fund so that the Fund will not be deemed to be a “commodity pool operator” under the Commodity Exchange Act.”

Response: This statement is part of a larger discussion on each Fund’s permitted usage of swaps, futures, forwards, options, and real estate investment trusts. As you are aware, the CFTC recently implemented changes to the exemption from the definition of commodity pool operator provided by CFTC Rule 4.5. Given these changes and the types of instruments in which these Funds are permitted to invest, we feel that disclosure regarding each Fund’s intent to avoid being deemed a commodity pool operator is important to shareholders. For that reason, the Registrants respectfully decline to make the proposed change.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber